Filed by Prime Medical Services, Inc.

pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Prime Medical Services, Inc.

Commission File No.: 000-22392

The following press release was made by Prime Medical Services, Inc. on June 14, 2004:

FOR IMMEDIATE RELEASE

PRIME MEDICAL AND HEALTHTRONICS ANNOUNCE MERGER AGREEMENT

Investor Conference Call Scheduled for Today, June 14 at 10:30 AM ET

Austin, TX and Marietta, GA – June 14, 2004 – Prime Medical Services, Inc. (NASDAQ: PMSI) and HealthTronics Surgical Services, Inc., (NASDAQ: HTRN) today announced the execution of a definitive Merger Agreement.

Pursuant to the Merger Agreement, Prime shareholders will receive one share of HealthTronics common stock for each common share of Prime. As of May 31, 2004, there were 20,729,877 shares of Prime outstanding, and 12,384,000 shares of HealthTronics outstanding. As such, Prime shareholders will own approximately 62% of the outstanding shares after the merger. Both companies have received fairness opinions from their respective investment bankers. The Boards of Directors of both companies have unanimously approved the merger agreement and each will recommend it to their respective shareholders for approval. The merger is also subject to appropriate regulatory approvals.

Dr. Argil Wheelock, current Chairman of HealthTronics, will serve as Chairman of the Board of the merged company. Brad A. Hummel, current President & CEO of Prime, will serve as President & CEO and a Director. Kenneth S. Shifrin, current Chairman of Prime, will serve as Vice Chairman. Following the merger, the 11-member Board will be comprised of six current Prime Board members, four current HealthTronics Board members, and one new director to be mutually agreed upon. John Q. Barnidge, Senior Vice President & CFO of Prime, will serve as CFO.

Corporate headquarters will be located in Austin, TX, with divisional operations based in Atlanta, GA and Chicago, IL. The merged company will be called HealthTronics, Inc. and will trade on the NASDAQ under the symbol “HTRN”.

Brad Hummel commented, “The combination of Prime and HealthTronics creates an organization with exceptional financial fundamentals and extraordinary potential for growth. Strategically, the organization will have significant reach into the urology community. Our combined lithotripsy operations will serve nearly 3,000 physicians, field 183 lithotripsy units in 47 states and will serve over 675 care venues. Additionally, the combined company will be an emerging leader in the treatment of benign and malignant prostate diseases. The two companies performed in excess of 1,000 prostate procedures in the first quarter of 2004. Our marketplace position, combined with technical advances, demographic progress and a strong reimbursement profile portends to solid growth in this segment.

“Financially, the combined organization is much stronger. On an annualized basis, we project 2004 pro forma revenue of approximately $300 million and EBITDA contribution of $44 million, prior to achieving expected synergy. By virtue of structural and operational similarity, synergy potential is exceptional and is projected to approximate $10 million on an annualized basis. The resulting accretive nature of this transaction enhances our earnings profile and markedly improves our balance sheet metrics and leverage ratios. Financing commitments obtained in connection with the merger should provide additional synergies as we restructure the company’s capital structure and lower overall interest expense.

“We intend to continue the development of HealthTronics’ orthopaedic shock wave business, using the OssaTron™. This business has consistently delivered strong procedure growth and is gaining traction with physicians and payors alike.

“We will, as well, maintain our specialty vehicle manufacturing business which is an important economic contributor to the business and will function independently of our healthcare services group. This segment’s outlook is strong, with total backlog at $32.4 million at March 31, 2004, representing a 10% increase from December 31, 2003, and a 58% rise from March 31, 2003.”

Dr. Wheelock, commented, “HealthTronics and Prime are very compatible organizations in terms of services provided and medical device platforms. On behalf of HealthTronics’ Board, I can say that we have every confidence in Brad and our combined management team to lead the company and capitalize on the many opportunities available in our industries. I will focus on relationships with our physician partners and work with Brad in strategic planning.

“The merged company will be well-suited to optimize new endeavors currently underway at each company, such as the treatment of benign and cancerous prostate conditions, the development of urology surgery centers and the formation of a physician driven anatomical pathology network. Furthermore, the companies’ collective product portfolio will permit us to access the most effective, clinically efficacious technologies available in the urology market.”

Mr. Hummel continued, “It is my good fortune to be joined in leading this company by a talented and dedicated group of people at HealthTronics, and a Board committed to taking the company to this next level. I look forward to working with Dr. Wheelock and the entire HealthTronics organization to deliver our partners, customers, employees and shareholders the tremendous promise of our combined company.”

The transaction is expected to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code and is expected to be tax free to both the Prime stockholders and HealthTronics stockholders. A copy of the Merger Agreement will shortly be filed with the SEC by each corporation in a Report on Form 8-K.

The transaction is subject to required regulatory approvals, approval by both companies’ stockholders and other customary closing conditions. Both companies intend to hold stockholder meetings as soon as practicable. The transaction is expected to be completed in the third quarter of 2004.

Conference Call

Prime and HealthTronics management will discuss the proposed merger during a joint conference call at 10:30 am EDT on Monday, June 14, 2004. Interested parties may participate in the call by dialing (866) 352-2115 [(630) 691-2781 for international callers] and passcode 9236743. Please call in 10 minutes before the call is scheduled to begin. The conference call will also be broadcast live over the Internet via the Investor Relations sections of the companies’ web sites at www.primemedical.com and www.healthtronics.com. To listen to the live webcast, go to the web site at least 10 minutes early to register, download and install any necessary audio software. If you are unable to listen live, the conference call will be archived on the companies’ web sites.

About Prime

Prime is an industry leader in providing healthcare services to the urology community and is a market leader in the design and manufacturing of specialty vehicles for use in the medical and broadcast & communications industries.

Urology Services and Products. Prime is the country’s leading provider of lithotripsy, a non-invasive therapy for kidney stone disease, operating a fleet of 87 lithotripsy systems in mobile and fixed based configurations throughout the United States. As a result of its February 2004 Medstone acquisition, Prime now offers a line of state-of-the-art urological medical devices including lithotripters, fixed and mobile treatment tables and radiology equipment. Through 43 partnerships organized around local urologists, the Company provides the personnel and operating infrastructure required to deliver lithotripsy treatments to hospitals and other healthcare settings. Services include scheduling, logistics, receivables management, contracting, personnel management, training, quality assurance, outcomes management and regulatory compliance.

Manufacturing. Prime is a global leader in the design, engineering and construction of specialty vehicles for the transport of high technology medical and broadcast & communications equipment. Working with original equipment manufacturers, Prime oversees the integration of a broad range of devices, including diagnostic imaging equipment and therapeutic medical devices, as well as satellite and microwave transmission equipment. The Company has recently expanded its products to include mobile command and control facilities, and other law enforcement, military and Homeland Security related vehicles.

For more information, visit Prime’s website at www.primemedical.com.

About HealthTronics

HealthTronics Surgical Services, Inc. is one of the nation’s leading providers of non-invasive and minimally invasive medical devices and surgical services for certain urologic and orthopaedic conditions. The Company provides technical and administrative services to physicians, hospitals and ambulatory surgery centers using extracorporeal shock wave devices. The two primary services offered by HealthTronics are lithotripsy extracorporeal shock wave treatment, which is a procedure for treating kidney stones in a non-invasive manner, and Orthotripsy(r) extracorporeal shock wave surgery, which is a procedure for treating orthopaedic soft tissue disorders in a non-invasive manner. The two primary medical devices manufactured by the Company’s HMT subsidiary are the LithoDiamond(r) and the OssaTron™. The Company has operations throughout the United States and worldwide.

More information about HealthTronics can be found at the Company’s website, www.healthtronics.com.

Additional Information & Forward Looking Statements

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed merger,

•	effective integration of the two companies,

•	future financial performance, and

•	other matters which are discussed in Prime’s and HealthTronics’ filings with the SEC.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies’ control.

Subject to clearance from the U.S. Securities and Exchange Commission, HealthTronics plans to file a Registration Statement on Form S-4, that will include a joint proxy statement/prospectus of Prime and HealthTronics containing information about the proposed merger and related matters. Stockholders are urged to read the joint proxy statement/prospectus carefully, as it will contain important information that stockholders should understand before making a decision about the merger. The joint proxy statement/prospectus (when it is available), as well as other past and future filings containing information about the merger transaction and each corporation, can be obtained without charge at the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus, when available, and Prime’s and Healthtronics’ past and future SEC filings will also be obtainable, without charge, from John Q. Barnidge, Prime Medical Services, Inc., 1301 Capital of Texas Highway, Suite 200B, Austin, Texas 78746 (with respect to Prime’s filings) and from Martin J. McGahan, HealthTronics Surgical Services Inc., 1841 West Oak Parkway, Suite A, Marietta, GA 30062 (with respect to HealthTronics’ filings).

Prime, HealthTronics, their directors and executive officers and certain of their members of management and employees may be deemed to be “participants in the solicitation” of proxies from the stockholders of Prime and HealthTronics in connection with the merger. Information regarding those participants and their interests in the merger may be obtained by reading the joint proxy statement/prospectus included in the Registration Statement on Form S-4 when it is filed with the SEC. In addition, information regarding such persons and their interests in Prime and HealthTronics is included in the proxy statements for each corporation’s most recent annual shareholders meetings which have been filed with the SEC and are available as described above.

CONTACTS:

Prime Medical Services, Inc.	Prime’s Investor Relations – The Equity Group
Brad A. Hummel, President & CEO	Loren G. Mortman
John Q. Barnidge, Senior Vice President & CFO	(212) 836-9604, LMortman@equityny.com
(512) 314-4554	Lauren Barbera
www.primemedical.com	(212) 836-9610, LBarbera@equityny.com
www.theequitygroup.com
HealthTronics Surgical Services, Inc.
Martin J. McGahan, President & COO
(770) 419-0691
www.healthtronics.com

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